Exhibit 99.1

Investor and Media Contact:
IGB Group
Bryan Degnan
646-673-9701
or
Leon Berman
212-477-8438

Global Ship Lease Announces Newbuilding Orders

ATHENS, Greece, June 04, 2026 – Global Ship Lease, Inc. (NYSE:GSL) (the "Company"), a containership owner and lessor, today announced that, subject to certain conditions precedent being met, the Company has agreed individual newbuilding contracts for 10 mid-size, ultra-high-reefer, wide-beam, latest-generation containerships (the “Newbuilds”) for an aggregate purchase price of approximately $917 million. These highly flexible ships have been designed and specified to ensure a superior fit for existing and future market needs, with deliveries scheduled to take place between 4Q 2028 and 1Q 2030. Upon delivery from the respective yards, the Newbuilds are contracted on multi-year charters, with a TEU-weighted average term of 6.7 years and at rates expected to generate aggregate Adjusted EBITDA of approximately $665 million over their respective charter terms.

George Youroukos, Executive Chairman of Global Ship Lease, commented: “We are pleased to have agreed attractive terms for these best-in-class vessels, which we expect to be the workhorses of global container shipping for many years to come, ensuring that our existing “cash cows” are successfully replaced as they begin to age out. Alongside our continuing efforts to renew our fleet with well-specified, on-the-water vessels, we have worked hard to ensure that the next generation represented by these newbuilds reflects the evolving needs of our liner customers for maximum flexibility to adapt to changing trade patterns, as well as highly efficient operation. Consistent with our long-held strategy of mitigating downside risk while unlocking attractive upside potential, we are pleased to have fixed all 10 of the Newbuilds on multi-year charters commencing upon delivery from the yards. Moving on these compelling newbuilding opportunities is facilitated both by our strong balance sheet and our stable platform with existing forward charter cover of $2.1 billion spread over 2.6 years.”

About Global Ship Lease

Global Ship Lease is a leading independent owner of containerships with a diversified fleet of mid-sized and smaller containerships. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under fixed-rate charters to top tier container liner companies. It was listed on the New York Stock Exchange in August 2008.

Our fleet of 71 vessels as of March 31, 2026, had an average age weighted by TEU capacity of 18.2 years. 41 ships are wide-beam Post-Panamax.

As of March 31, 2026, the average remaining term of the Company’s charters, to the mid-point of redelivery, including options under the Company’s control and other than if a redelivery notice has been received, was 2.6 years on a TEU-weighted basis. Contracted revenue on the same basis was $2.05 billion. Contracted revenue was $2.58 billion, including options under charterers’ control and with latest redelivery date, representing a weighted average remaining term of 3.3 years.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and the Company cannot assure you that the events or expectations included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors, including the factors described in “Risk Factors” in the Company’s Annual Report on Form 20-F and the factors and risks the Company describes in subsequent reports filed from time to time with the U.S. Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this press release. The Company undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this press release or to reflect the occurrence of unanticipated events.

Reconciliation of Non-U.S. GAAP Financial Measures

Adjusted EBITDA represents net income available to common shareholders before interest income and expense, earnings allocated to preferred shares, depreciation and amortization, gains or losses on the sale of vessels, amortization of intangible liabilities, charges for share based compensation, fair value adjustment on derivative assets and other financial instruments, income tax, and the effect of the straight lining of time charter modifications. Adjusted EBITDA is a non-U.S. GAAP quantitative measure used to assist in the assessment of our ability to generate cash from our operations. We believe that the presentation of Adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Adjusted EBITDA is not defined in U.S. GAAP and should not be considered to be an alternative to net income or any other financial metric required by such accounting principles. Our use of Adjusted EBITDA may vary from the use of similarly titled measures by others in our industry.

Adjusted EBITDA is presented herein on a forward-looking basis. We do not provide a reconciliation of such forward looking non-U.S. GAAP financial measure to the most directly comparable U.S. GAAP measure due to the inherent difficulty in accurately forecasting and quantifying certain amounts necessary for such reconciliation, and we are not able to provide such reconciliation of such forward-looking non-U.S. GAAP financial measure without unreasonable effort and expense.